November 2, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, DC 20549-3720

Attention:     Jason Drory

 Re:     Aadi Bioscience, Inc.

  Registration Statement on Form S-3

  File No. 333-268021

  Acceleration Request

Requested Date:     November 4, 2022

Requested Time:    4:00 P.M. Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Aadi Bioscience, Inc. (the “Company”) hereby requests that the above-referenced Registration Statement on Form S-3 (File No. 333-268021) (the “Registration Statement”) be declared effective at the “Requested Date” and “Requested Time” set forth above, or as soon thereafter as practicable, or at such later time as the Company or its counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the Securities and Exchange Commission. Once the Registration Statement has been declared effective, please confirm that event with our counsel, Wilson Sonsini Goodrich & Rosati, P.C., by calling Dan Koeppen at (858) 350-2393 or via email at dkoeppen@wsgr.com.

[Signature page follows]

Securities and Exchange Commission

November 2, 2022

Sincerely,

AADI BIOSCIENCE, INC.

/s/ Neil Desai
Neil Desai
President and Chief Executive Officer

cc:	Dan Koeppen, Wilson Sonsini Goodrich & Rosati, P.C.

Robert L. Wernli, Jr., Wilson Sonsini Goodrich & Rosati, P.C.

David G. Sharon, Wilson Sonsini Goodrich & Rosati, P.C.